SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



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                              TAT Technologies Ltd.

6-K Items

     1. Press release issued January 7, 2007 by TAT Technologies Ltd.'s 61.7%-owned subsidiary, Limco-Piedmont Inc.







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                                                                          ITEM 1


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         Corporate Contact:
         Shaul Menachem
         Chief Executive Officer
         918-445-4300

                  LIMCO-PIEDMONT REPORTS ESTIMATED REVENUES OF
           APPROXIMATELY $70 MILLION FOR THE YEAR ENDED DECEMBER 31,
               2007 AND $15 MILLION FOR THE FOURTH QUARTER OF 2007


     o    Estimated annual revenues increase by 19 % year over year

     o Fourth quarter revenue decline reflects expected decrease in parts sales and the impact of the closure of Limco's Tulsa, Oklahoma facilities for approximately one week due to an ice storm that disrupted power to the region.

     o Company awarded a new parts contract that is expected to generate revenues of approximately $20 to $30 million over the next three years

Tulsa, Oklahoma, January 7, 2008 -- Limco-Piedmont Inc. (Nasdaq: LIMC) today announced that it expects to report revenues of approximately $70 million for the year ended December 31, 2007 compared to revenues of approximately $59 million for the year ended December 31, 2006. The 2007 preliminary results, which are subject to audit, reflect estimated revenues of approximately $15 million in the fourth quarter of 2007 compared to $18.6 million in the fourth quarter of 2006. The decline in fourth quarter 2007 revenues is attributable to an approximately $ 4 million decline in parts sales. Although the company expects to report increased MRO services revenues of $11.6 million in the fourth quarter of 2007 as compared to $11.2 million in the fourth quarter of 2006, the growth of this segment was impacted by the temporary closure of Limco's Tulsa, Oklahoma facilities for one week due to the loss of power caused by an ice storm. The company expects to report the delayed revenues in the first quarter of 2008.

The Company was recently awarded a contract from one of its long standing customers to provide parts for a large scale overhaul program. The program is expected to generate revenues of approximately $20 to $30 million over a three year period, beginning in January 2008.

Shaul Menachem, Chief Executive Officer, commented: "Although we are disappointed in our fourth quarter estimated results, we expected to see a decline in our parts revenues in the quarter. We believe that our new parts contract will provide us with a steady stream of parts revenues over the next three years and should reduce the extent of the revenue fluctuations of the segment. The ice storm and severe weather that hit the greater Tulsa region in the late fall led to the closing of our MRO facilities in Tulsa for approximately one week. We believe that this act of nature was responsible for our not attaining a double digit growth in MRO revenues in the quarter."


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About Limco -Piedmont Inc.

Limco-Piedmont Inc. provides maintenance, repair and overhaul, or MRO, services and parts supply services to the aerospace industry. Limco-Piedmont's four Federal Aviation Administration certified repair stations provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. Limco-Piedmont specializes in MRO services for components of aircraft, such as heat transfer components, auxiliary power units, propellers, landing gear and pneumatic ducting. In conjunction with Limco-Piedmont's MRO services, Limco-Piedmont is also an original equipment manufacturer of heat transfer equipment for airplane manufacturers and other related products. Limco-Piedmont's parts services division offers inventory management and parts services for commercial, regional and charter airlines and business aircraft owners.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in Limco-Piedmont's filings with the Securities Exchange Commission, including its Quarterly Report on Form 10-Q. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.





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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: January 9, 2008